Massachusetts Value Municipal Income Trust (VMV)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 477 shares voted in his favor and 0 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Trust 2,433,556 shares voted in his favor and 21,170 shares withheld. With regard to the election of Steven Muller as elected trustee by the common shareholders of the Trust 2,432,670 shares voted in his favor and 22,056 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, David C. Arch, Don G. Powell, Hugo F. Sonnenschein, Theodore A. Myers and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 2,440,858 shares voted in favor of the proposal, 1,700 shares voted against and 12,644 shares abstained.